

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 6, 2006

Mr. John Supan
Interim Chief Financial Officer
Peak International Ltd.
38507 Cherry Street, Unit G
Newark, California 94560

> **RE: Form 10-K for the year ended March 31, 2005**
> **Form 10-Q for the quarter ended December 31, 2005**
> **File No. 0-29332**

Dear Mr. Supan:

We have reviewed your response letter dated May 31, 2006 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended December 31, 2005

General

1. Please amend your Form 10-Q for the quarter ended December 31, 2005 as previously agreed in your letter dated April 14, 2006.

Notes to Financial Statements

Note 14. Assets to be Disposed of by Sale/Other Income, page 12

2. We have reviewed your response to comment 1. In future filings please provide a detailed description of the terms of the amounts held in escrow. Your description should include the conditions in which the amounts will not be released to you. If

you become aware of an event or circumstance in the future that will cause a material portion of the amount not to be released, you should file an 8-K to disclose that the amount will not be released to you.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief